FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

Quarterly Report for the period ended September 30, 2002

GLAMIS GOLD LTD.

(Translation of registrant’s name into English)

5190 Neil Rd., Suite 310, Reno, Nevada 89502

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                     No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures
THIRD QUARTER REPORT
Certifications

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLAMIS GOLD LTD.
Date: November 11, 2002	(Registrant)

By: /s/ Cheryl S. Maher
Cheryl S. Maher Chief Financial Officer

THIRD QUARTER REPORT
 Glamis Gold Ltd.
Production/Revenue Data

	Three months ended		Nine months ended
	Sept. 30,		Sept. 30,

	2002	2001	2002	2001

Gold ounces produced	58,987	57,295	184,642	157,753
Gold ounces sold	62,062	57,740	188,975	165,788
Average revenue realized per ounce	$318	$275	$309	$270
Average market price per ounce	$314	$274	$306	$269
Total cash cost per ounce of production	$167	$188	$159	$178
Total cost per ounce of production	$247	$231	$233	$223
Gold production – ounces
San Martin Mine	34,895	32,246	100,028	74,548
Rand Mine	14,003	10,800	51,942	38,280
Marigold Mine (66.67%)	10,089	14,249	32,672	44,925

Total	58,987	57,295	184,642	157,753

Total cash cost per ounce of production
San Martin Mine	$103	$123	$101	$130
Rand Mine	$267	$418	$240	$283
Marigold Mine (66.67%)	$247	$160	$210	$168

Company average	$167	$188	$159	$178

Total cost per ounce of production
San Martin Mine	$201	$167	$192	$183
Rand Mine	$303	$474	$277	$330
Marigold Mine (66.67%)	$327	$192	$290	$200

Company average	$247	$231	$233	$223

Working capital (thousands)	$55,489	$17,103	$55,489	$17,103

Cash flow from operations (thousands)	$7,629	$2,865	$24,258	$10,894

Net earnings for the period (thousands)	$2,436	$603	$9,032	$2,006

Cash flow from operations per share	$0.07	$0.04	$0.26	$0.15
Basic earnings per share	$0.02	$0.01	$0.10	$0.03

Average shares outstanding	104,635,751	71,382,312	92,278,017	70,843,153

Forward-Looking Statements

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements, include, but are not limited to those with respect to, the price of gold, the estimation of mineral reserves and resources, the realization of mineral reserves estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, the Company’s hedging practices, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims limitations on insurance coverage and the timing and possible outcome of pending litigation. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variation of such words and phrases or state that certain actions, events or results, “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, possible variations in ore grade or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labor disputes and other risks of the mining industry, delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “Other Considerations” in the Company’s Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Glamis Gold Ltd.
Consolidated Balance Sheets
(Expressed in thousands of U.S. dollars, except per share amounts)

	September 30,	December 31,
	2002	2001

	(unaudited)

Assets
Current assets:
Cash and equivalents	$47,315	$45,852
Accounts and interest receivable	1,840	1,096
Taxes recoverable	1,083	615
Inventories (note 2)	15,121	12,725
Prepaid expenses and other	897	631

	66,256	60,919
Plant, equipment and mine development costs, net	282,889	80,970
Other assets	9,119	6,849

	$358,264	$148,738

Liabilities
Current liabilities:
Accounts payable and accrued liabilities	$10,767	$5,529
Reserve for site closure and reclamation costs	9,460	10,427
Future income taxes	67,895	9,416

	88,122	25,372

Shareholders’ equity Share capital (note 3):

Authorized:
200,000,000 common shares without par value 5,000,000 preferred shares, Cdn$10 per share par value, issuable in series

Issued and fully paid:
111,858,365 (2001—83,283,462) common shares	326,667	194,793
Contributed surplus	5,933	63
Deficit	(62,458)	(71,490)

	270,142	123,366

	$358,264	$148,738

See accompanying notes to consolidated financial statements

Prepared by management without audit

Approved by the Directors:

/s/ C. Kevin McArthur	/s/ A. Dan Rovig
C. Kevin McArthur Director	A. Dan Rovig Director

Glamis Gold Ltd.
Consolidated Statements of Earnings
(Expressed in thousands of U.S. dollars, except per share amounts)
(Unaudited)

	Three months ended		Nine months ended
	Sept. 30		Sept. 30

	2002	2001	2002	2001

Revenue	$19,820	$15,917	$58,379	$44,849
Cost of goods sold	10,441	10,895	30,150	29,246

	9,379	5,022	28,229	15,603

Expenses
Depreciation and depletion	4,612	2,666	12,508	9,061
Reclamation	276	268	970	782
Exploration	1,164	216	1,793	1,064
General and administrative	1,068	1,023	3,284	3,218

	7,120	4,173	18,555	14,125

Earnings from operations	2,259	849	9,674	1,478
Interest expense	—	3	—	6
Interest and other income (expense)	576	152	917	717

Earnings before income taxes	2,835	694	10,591	2,189
Provision for income taxes
Current	(64)	502	81	804
Future	463	(411)	1,478	(621)

	399	91	1,559	183
Net earnings	$2,436	$603	$9,032	$2,006

Basic earnings per share	$0.02	$0.01	$0.10	$0.03

Diluted earnings per share	$0.02	$0.01	$0.10	$0.03

Consolidated Statements of Deficit
(Expressed in thousands of U.S. dollars)
(Unaudited)

	Three months ended		Nine months ended
	Sept. 30		Sept. 30

	2002	2001	2002	2001

Deficit, beginning of period	$(64,894)	$(74,935)	$(71,490)	$(76,338)
Net earnings	2,436	603	9,032	2,006

Deficit, end of period	$(62,458)	$(74,332)	$(62,458)	$(74,332)

See accompanying notes to consolidated financial statements

Prepared by management without audit

Glamis Gold Ltd.
Consolidated Statements of Cash Flows
(Expressed in thousands of U.S. dollars)
(Unaudited)

	Three months ended		Nine months ended
	Sept. 30		Sept. 30

	2002	2001	2002	2001

Cash flows from operating activities
Net earnings	$2,436	$603	$9,032	$2,006
Adjustments to reconcile net earnings to net cash provided by operations:
Depreciation and depletion	4,612	2,465	12,508	8,860
Reserve for site closure and reclamation costs	276	268	958	782
Loss (gain) on sale of assets/investments	(157)	—	279	(77)
Future income taxes	463	(411)	1,478	(621)
Other non-cash expenses	(1)	(60)	3	(56)

Cash flow from operations before the following:	7,629	2,865	24,258	10,894
Changes in non-cash working capital	2,989	(656)	489	(2,860)
Reclamation liability expenditures	(567)	(702)	(1,925)	(1,856)

Net cash flows from operating activities	10,051	1,507	22,822	6,178

Cash flows from (used in) investing activities
Business acquisitions, net of cash acquired (note 5)	(5,921)	—	(6,429)	—
Purchase of plant and equipment, net of disposals	(1,914)	(908)	(14,663)	(4,801)
Mineral property acquisition and mine development costs	(2,082)	(879)	(5,599)	(8,311)
Purchase/release of environmental bonds	(800)	(1,422)	(2,087)	(708)
Other assets	(100)	—	(224)	—
Proceeds from sale of investments	148	—	318	82

Net cash flows used in investing activities	(10,669)	(3,209)	(28,684)	(13,738)

Cash flows from financing activities
Issuance of share capital	2,956	348	7,325	2,018

Net cash flows from financing activities	2,956	348	7,325	2,018

Increase (decrease) in cash and equivalents	2,339	(1,354)	1,463	(5,542)
Cash and equivalents, beginning of period	44,976	9,090	45,852	13,278

Cash and equivalents, end of period	$47,315	$7,736	$47,315	$7,736

Supplemental disclosures of cash flow information:
Cash paid (received) during the period for:
Interest	$(235)	$(131)	$(677)	$(295)
Taxes	3	32	57	98

Non-cash financing and investing activities (note 5)

See accompanying notes to consolidated financial statements

Prepared by management without audit

Glamis Gold Ltd.

Notes to Unaudited Interim Consolidated Financial Statements
(tables expressed in thousands of United States dollars)
Nine months ended September 30, 2002

1.    General

In the opinion of management, the accompanying unaudited consolidated balance sheet and unaudited consolidated statements of earnings, deficit and cash flows contain all adjustments, consisting only of normal recurring accruals, necessary to present fairly, in all material respects, the financial position of Glamis Gold Ltd. (the “Company”) as of September 30, 2002 and the results of its operations and its cash flows for the three month and the nine month periods ended September 30, 2002 and 2001.

These unaudited interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and related footnotes included in the Company’s annual report to shareholders for the year ended December 31, 2001. Certain of the comparative figures have been reclassified to conform to the current period’s presentation.

The financial statements are prepared using the same accounting policies and methods of application as those disclosed in note 2 to the Company’s audited consolidated financial statements for the year ended December 31, 2001, except as disclosed in note 3(b) hereof. These statements have been prepared in accordance with accounting principles generally accepted in Canada which conform, in all material respects, to accounting principles generally accepted in the United States, except as described in note 6 hereof. All amounts are stated in U.S. dollars unless otherwise specified.

2.    Inventories

	Sept. 30, 2002	Dec. 31, 2001

Finished goods	$783	$1,626
Work-in-progress	11,865	9,193
Supplies and spare parts	2,473	1,906

	$15,121	$12,725

3.    Share Capital

(a)  Issued and fully paid

	Nine months ended

	Sept. 30, 2002		Sept. 30, 2001

	# of Shares	Amount	# of Shares	Amount

Balance at beginning of period	83,283,462	$194,793	70,097,382	$159,045
Issued during the period:
For cash consideration under the terms of Directors’ and Employees’ stock option plan (including former employees and directors of Rayrock Resources Inc. and Francisco Gold Corp.)	2,620,345	6,995	1,384,380	2,018
For cash consideration on exercise of share purchase warrants issued in conjunction with the acquisition of Cambior de Mexico	165,000	330	—	—
Shares cancelled due to previous reorganization	(54,250)	—	—	—
On acquisition of Francisco Gold. Corp. (note 5)	25,843,808	124,549	—	—

Balance at end of period	111,858,365	$326,667	71,481,762	$161,063

(b) Stock-Based Compensation

Effective January 1, 2002, the Company adopted the CICA’s new handbook section 3870, Stock-Based Compensation and Other Stock-Based Payments. Under the new standard, stock-based payments to non-employees, and employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after January 1, 2002, are accounted for using the fair value method. No compensation cost is recorded for all other stock-based employee compensation awards. Consideration paid by employees on the exercise of stock options is recorded as share capital and contributed surplus. The Company discloses the pro forma effect of accounting for these awards under the fair value method. The adoption of this new standard has resulted in no changes to amounts previously reported.

The Company uses the intrinsic value method of accounting for share options granted to directors, officers and employees. If the fair value method had been used to determine compensation cost for all share options granted to directors, officers and employees that vested in the period, the Company’s net earnings and earnings per share would have been as follows:

		Fair value of options
	As reported	granted/vested	Pro forma

Three months ended Sept. 30, 2002
Net earnings	$2,436	$1,203	$1,233
Basic earnings per common share	$0.02		$0.01
Diluted earnings per common share	$0.02		$0.01

Nine months ended Sept. 30, 2002
Net earnings	$9,032	$2,022	$7,010
Basic earnings per common share	$0.10		$0.08
Diluted earnings per common share	$0.10		$0.07

The fair value of share options was estimated using the Black-Scholes option pricing model with the following assumptions:

	Three months ended	Nine months ended
	Sept. 30, 2002	Sept. 30, 2002

Risk-free interest rate	3.41%	3.60%
Annual dividends	-0-	-0-
Expected stock price volatility	50%	50%
Expected life	2.5 years	2.5 years

4. Segment Reporting

(a) Operating segments

As at Sept. 30, 2002 and 2001 and for the nine months ended Sept. 30, 2002 and 2001:

		Exploration and
	Producing	Development
	Mines	Properties	Corporate	Total

2002
Revenue	$58,379	$—	$—	$58,379
Earnings (loss) from operations	$14,653	$(1,657)	$(3,323)	$9,673
Net earnings (loss)	$12,251	$(1,308)	$(1,911)	$9,032
Identifiable assets	$97,280	$208,055	$52,929	$358,264

2001
Revenue	$44,849	$—	$—	$44,849
Earnings (loss) from operations	$7,720	$(1,064)	$(4,698)	$1,478
Net earnings (loss)	$7,623	$(1,062)	$(4,555)	$2,006
Identifiable assets	$82,719	$11,547	$18,045	$112,311

(b)  Geographic information:

As at Sept. 30, 2002 and 2001 and for the nine months ended Sept. 30, 2002 and 2001:

		Latin America
	U.S. & Canada	& Other	Total

2002
Revenue	$26,765	$31,614	$58,379
Earnings (loss) from operations	$(1,187)	$10,860	$9,673
Net earnings	$456	$8,576	$9,032
Identifiable assets	$74,585	$283,679	$358,264
2001
Revenue	$25,262	$19,587	$44,849
Earnings (loss) from operations	$(3,812)	$5,290	$1,478
Net earnings (loss)	$(3,122)	$5,128	$2,006
Identifiable assets	$46,318	$65,993	$112,311

5.    Acquisition of Francisco Gold Corp.

On July 16, 2002, the Company completed the acquisition by way of a plan of arrangement of Francisco Gold Corp. (“Francisco”), a Canadian public company. Francisco’s principal assets are the El Sauzal gold project in Chihuahua, Mexico and the Marlin gold project in Guatemala.

Under the plan of arrangement, each issued Francisco share was exchanged for 1.55 common shares of the Company and one share in Chesapeake Gold Corp. (“Chesapeake”), a new exploration company formed by Francisco. In addition, prior to completion of the closing of the transaction, Francisco transferred to Chesapeake cash of Cdn.$1.50 per share for each issued share of Francisco (Cdn. $25.0 million), certain early stage Nicaraguan exploration assets and a 2% net smelter return royalty on Francisco’s Guatemalan projects outside the Marlin project area. The Company retained a right to acquire a 5% stake in Chesapeake (based on its initial capitalization) through a three year share purchase warrant.

The Company issued 25.8 million common shares to the shareholders of Francisco under the terms of the plan of arrangement and issued 1,674,000 stock options to directors, officers and employees of Francisco exercisable at prices between Cdn.$3.07 and Cdn.$4.04 per share in exchange for their existing Francisco stock options. The Company has accounted for this acquisition using the purchase method, as follows:

Net assets acquired, at fair value:
Cash and cash equivalents	$1,361
Other current assets	252
Mineral properties	194,647

196,260
Accounts payable and accrued liabilities	(841)
Future income taxes	(57,000)

$138,419

Consideration given:
Issuance of 25,843,808 common shares of the Company	124,549
Issuance of stock options	5,870
Transaction costs	8,000

$138,419

6.    Differences Between Canadian and United States Generally Accepted
       Accounting Principles

Accounting practices in these unaudited interim consolidated financial statements under Canadian and U. S. generally accepted accounting principles is substantially the same, except for accounting for income taxes.

United States accounting principles require the use of the asset and liability method of accounting for income taxes, which is comparable to the Canadian standard adopted in 2000. However, as a result of the Company electing to adopt the Canadian standard without restating prior years, a difference arose effective January 1, 2000 between Canadian and United States accounting principles. Canadian accounting principles allowed the Company to charge opening deficit with the $4.5 million additional future income tax liability relating to the San Martin property required to be recognized on adoption of the new Canadian standard. Under United States accounting principles, this charge would have been recorded as an increase to the San Martin property at the time of the business acquisition.

As a result, under United States accounting principles, at September 30, 2002, plant and equipment and mine development costs for the San Martin Project would be increased by $3.0 million (December 31, 2001 —$3.8 million) over the amount presented under Canadian accounting principles, with a corresponding reduction in deficit. The resulting increase in depreciation and depletion charges as these costs are amortized would have reduced reported earnings for the three and nine months ended September 30, 2002 by $0.3 million and $0.8 million respectively ($0.3 million and $0.6 million for the comparable periods in 2001).

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Company reported earnings for the three months ended September 30, 2002 of $2.4 million ($0.02 per share) compared to earnings of $0.6 million ($0.01 per share) in the same period of 2001. Earnings for the first nine months of 2002 were $9.0 million ($0.10 per share) compared to earnings of $2.0 million ($0.03 per share) in the nine month period ended September 30, 2001. The improvement year-to-date comes primarily from a 14% increase in gold ounces sold as well as a 14% increase in the realized price of gold.

The Company continued on track to produce in excess of 250,000 ounces of gold in 2002. The San Martin Mine in Honduras produced a record high 34,895 ounces of gold at a total cash cost of production of $103 per ounce during the third quarter of 2002 (100,028 ounces at an average total cash cost of production of $101 per ounce for the nine months ended September 30, 2002). The Company’s total cash costs of production during the three months ended September 30, 2002 declined to $167 per ounce of gold compared to $188 per ounce in the same period of 2001 due to increased production and improved costs of production at both the San Martin and Rand mines. The Company’s total cash cost of production for the nine months ended September 30, 2002 declined to $159 per ounce compared to $178 per ounce for the nine months ended September 30, 2001.

The Company continued to enjoy gold prices that averaged $40 per ounce better in the third quarter of 2002 than the same period in 2001. Gold prices averaged $314 during the three months ended September 30, 2002, and $306 for the nine months ended September 30, 2002 compared to $274 and $269 respectively during the same periods in 2001. Revenue per ounce of gold increased to $318 during the three months ended September 30, 2002 and $309 for the nine months ended September 30, 2002 from $275 and $270 respectively during the same periods of 2001. The increased gold prices added $2.7 million to revenues and gross profit for the third quarter 2002, and $7.4 million for the nine months ended September 30, 2002 compared to the respective periods in 2001. The Company continues to remain unhedged.

Depreciation and depletion expense continued to be higher both for the comparative quarters and year-to-date. This is primarily a result of the large capital expenditures related to the Millennium expansion at the Marigold Mine as well as increased production at the San Martin Mine. Exploration expense was significantly higher for the third quarter of 2002 and year-to-date as major drilling programs were underway at the Millennium expansion project at the Marigold Mine as well as the Cerro Blanco project in Guatemala.

General and administrative expense in the three months ended September 30, 2002 was $1.1 million, which is comparable to the first quarter and second quarters of 2002. General and administrative expense for the nine months ended September 30, 2002 was $3.3 million. Both quarterly and year-to-date numbers are comparable to the same periods in 2001. Interest and other income was significantly higher in the third quarter of 2002 than in 2001. The Company realized a gain of $0.4 million from the exercise of warrants and subsequent sale of shares acquired as part of the Rayrock Resources Inc. (“Rayrock”) acquisition in 1999, and an additional $0.2 million of other interest and other miscellaneous items. This compares to the third quarter of 2001 that was negatively impacted by a $0.8 million payment made on share appreciation rights to a former Rayrock officer, but offset by income from several tax refunds of $0.6 million and interest and other income of $0.3 million. For the nine months ended September 30, 2002, interest and other income increased to $0.9 million compared to $0.7 million for the same period in 2001. The 2002 amounts include interest and other miscellaneous income of $0.7 million, and gains on share sales of $0.5 million, reduced by a net loss on sales of assets of $0.3 million incurred during the second quarter.

Liquidity and Capital Resources

The Company retained its strong working capital position of $55.5 million at September 30, 2002, virtually the same as the $55.4 million at December 31, 2001. Long term liabilities were $77.4 million at September 30, 2002, up significantly from the $19.8 million at December 31, 2001. This amount consists of reserves for future reclamation costs of $9.5 million ($10.4 million at December 31, 2001) and future income taxes of $67.9 million ($9.4 million at December 31, 2001). The overall reduction in the reclamation liability reflects the work done at the Dee, Daisy and Picacho Mines. The future income tax increase is due to the earnings generated at the San Martin Mine and a $57 million liability recorded in connection with the difference between the purchase price of Francisco and the book value at the date of acquisition.

As discussed in note 5 to the consolidated financial statements, the Company issued 25,843,808 common shares valued at $124.5 million in connection with the acquisition of Francisco. An additional 1.3 million common shares were issued for cash of $2.9 million under the terms of the Directors’ and Employees’ stock option plan during the third quarter of 2002 (2.6 million common shares year-to-date in 2002 for proceeds of $7.0 million).

The Company continues to have no long-term debt.

The Company invests cash balances in short-term investments that are subject to interest rate fluctuations. Because these investments are in highly liquid, short-term instruments, any impact of an interest rate change would not be material.

Capital expenditures totaled $11.3 million for the third quarter of 2002, and $28.7 million year-to-date. This compares to $2.6 million in the third quarter of 2001, and $13.4 million for the nine months ended September 30, 2001. Significant expenditures during the third quarter of 2002 included the following: $7.4 million of costs capitalized as part of the Francisco acquisition; mine development at the Marigold Mine accounted for $1.4 million, and equipment was added at a cost of $0.8 million, totaling $4.7 million and $11.4 million, respectively, year-to-date; mine development costs of $0.8 million and equipment costs of $0.2 million at the San Martin Mine ($3.7 million total year-to-date), and $0.5 million of expenditures during the quarter at the newly-acquired El Sauzal project. The Company’s Board of Directors approved additional expenditures of $7.1 million for the El Sauzal and Marlin projects for 2002. The Company intends that all capital expenditures in 2002 will be financed from the Company’s working capital.

The Company had cash flow from operations before working capital adjustments and reclamation expenditures of $7.6 million during the third quarter of 2002, comparing favorably with the $2.9 million generated in the third quarter of 2001. The Company’s mining operations provided $8.8 million in cash during the third quarter of 2002 compared to $4.3 million during the third quarter of 2001. Significantly improved cash costs of production and production increases at both the San Martin Mine and the Rand Mine contributed to the positive increase in cash by $2.9 million for the quarter, but were somewhat offset by increased production costs of $0.9 million at the Marigold Mine. Improved gold prices were responsible for $2.5 million of the increase. The cash flow from operations before working capital adjustments and reclamation expenditures was $24.3 million for the nine months ended September 30, 2002 as compared to $10.9 million for the same period in 2001. Mining operations provided $26.3 million in cash for the nine month period ended September 30, 2002, and $13.7 million during the nine months ended September 30, 2001. Of the $12.6 million increase, $6.5 million was due to higher gold prices and $3.5 million to increased production. Decreased production costs of $3.9 million at the Rand and San Martin mines were partially offset by increased production costs of $1.3 million at the Marigold Mine. The Company also realized $2.9 million from the exercise of stock options and share purchase warrants during the third quarter of 2002 ($0.3 million in 2001). A total of $7.3 million has been received on exercise of options and warrants year-to-date in 2002 ($2.0 million year-to-date in 2001).

OPERATIONS REVIEW

San Martin Mine, Honduras

During the third quarter of 2002, the San Martin Mine produced 34,895 ounces of gold, bringing the total production for the year to date to 100,028 ounces of gold. During 2001, 32,246 ounces of gold were produced in the third quarter and 74,548 ounces of gold for the nine months ended September 30, 2001. Total cash costs of production for the third quarter of 2002 were $103 per ounce of gold ($123 during the third quarter of 2001). The 2002 year-to-date average is $101 per ounce, comparing favorably with the nine-month average cash costs of $130 per ounce recorded in 2001. Development will begin on the Palo Alto zone in the fourth quarter which is expected to slow production. The mine continues to be on plan and is expected to produce in excess of 125,000 ounces of gold in 2002.

Rand Mine, California

The Rand Mine produced 14,003 ounces of gold during the third quarter 2002 bringing total production to 51,942 ounces for the nine-month period ended September 30, 2002. This compares to 10,800 ounces produced for the quarter and 38,280 ounces year to date for the comparable periods in 2001. Total cash costs of production improved dramatically on both a quarterly (from $418 per ounce of gold to $267 per ounce) and year-to-date (from $283 per ounce to $240 per ounce) comparative basis. Production is running somewhat behind plan for the year, due to drought conditions and water shortages encountered during the last two quarters, combined with the height of the heap. Management expects the mine to produce in excess of 70,000 ounces of gold this year, down from previous expectations of 77,000 ounces.

Marigold Mine, Nevada

     The 66.7%-owned Marigold Mine produced 10,089 ounces of gold for the Company’s account during the third quarter of 2002 (14,249 ounces of gold during the third quarter of 2001) at total cash costs of $247 per ounce of gold (compared to $160 per ounce in the same period during 2001). Although production was under-budget during the third quarter due to late delivery of equipment, the Company still expects the mine to finish the year on plan for production for the Company’s account of 55,000 ounces of gold. The Millennium expansion, which is expected to increase the Company’s share of production to an average of approximately 110,000 ounces of gold per year, is proceeding as planned. Year-to-date, the mine has produced 32,672 ounces, compared to 44,925 ounces for the same nine month period in 2001. The planned decrease in 2002 production levels is due to the budgeted deferred stripping campaign.

PROJECTS

El Sauzal Project, Chihuahua, Mexico

The Sauzal Project was acquired as part of the Francisco acquisition in July, 2002. A feasibility study was completed in June, 2002, and the Company completed the optimization of this study during the third quarter 2002. El Sauzal has proven and probable mineral reserves of 2 million ounces of gold with average annual production of 190,000 ounces of gold planned over a 10-year mine life. During the third quarter, work has focused on environmental permitting, road access and power line routing. Environmental baseline studies have been completed and an archaeological review is scheduled. The project was formally approved at the Company’s Board of Directors’ meeting held on November 7, 2002. Initial capital is estimated at $101 million, including a $10 million contingency. The Company expects that a certain amount of external financing will be required for this project, and various alternatives are currently under review. The Company anticipates that contracts for detailed design and engineering work will be awarded during the fourth quarter of 2002.

Cerro San Pedro Project, San Luis Potosi, Mexico

Discussions continued with the Federal government on the archaeological review around the proposed leach pad. An agreement to complete the second phase of work on the site has been reached, and work is planned to commence in November, 2002. Work continued on several water rights issues as titles are in process of being transferred to the project company (Minera San Xavier). The Company has decided to defer major development work on the project pending discussions with its joint venture partner as to the optimal means of proceeding to development of the project.

Imperial Project, California

At the Imperial Project in California, the Company continues its efforts to obtain approvals necessary to proceed with development of the project. In September 2002, the Bureau of Land Management (“BLM”) released a final report that confirmed the validity of the mining claims at the project, and the BLM is now reviewing the Environmental Impact Statement for the project, which must be finalized and approved prior to approving the Company’s operating permit for the project. Various regulatory and legal hurdles remain, and the Imperial Project is not included in the Company’s five-year operating plan and budget at this time.

EXPLORATION

The Company incurred $1.2 million in exploration expenses during the third quarter of 2002 ($1.8 million for the nine months ended September 30, 2002). Expenditures were primarily in Guatemala at Cerro Blanco and Marlin. Additional work was done on the Marigold property.

In Guatemala, drilling at Cerro Blanco in 2002 started up during the second quarter. An eight-hole program on the main zone yielded high-grade gold mineralization at depth. Metallurgical test results have also been good with recovery on high-grade samples in excess of 90% after grinding to a 150-mesh size. The entire drill hole database can be viewed on the Company’s website at www.glamis.com. Additional drilling is planned on Cerro Blanco during the fourth quarter of 2002.

As many as four drill rigs were at work during the third quarter on the Marlin property in western Guatemala, acquired in July as part of the Francisco acquisition. In-fill and step-out drilling continues to confirm and expand the Main Zone, with the goal being to establish a proven and probable mineral reserve by the end of 2002. To date, the previously-calculated resource of 1.3 million gold-equivalent ounces has been expanded to 3.3 million ounces. The $3.0 million drilling program is expected to continue through the first half of 2003. Preparation of an internal feasibility study is underway and is scheduled to be completed early in 2003. As with the Cerro Blanco program, drill data is available for viewing at www.glamis.com. Expenditures in Guatemala totaled $1.2 million during the third quarter 2002 of which $0.9 million was expensed and $0.3 million allocated to previously accounted-for transaction costs on the Francisco acquisition.

Exploration on the Marigold property moved from the in-fill and step-out drilling on Sections 30 and 31 in the Millennium expansion area to a number of new targets identified during last year’s program. While initial results from the Section 30 target were not as successful as hoped, additional in-fill drilling is planned for 2003. Results from the drilling on the new targets are expected early in 2003. The Marigold property comprises 27 square miles, much of which remains largely unexplored.

RECLAMATION ACTIVITIES

Dee Mine, Nevada

During the third quarter of 2002, Dee Mine personnel concentrated on completing the evaporation-transpiration field at the Pad #11 pregnant solution pond. Carbon columns were disassembled and modified for use at the Marigold Mine. Monitoring of drain-down water from the reclaimed heaps indicates minimal flows (< 4 gallons per minute). Major earthwork is expected to be completed in 2003.

Daisy Mine, Nevada

Work focused on draining and evaporation activities around the ponds. The water level in the pregnant solution pond has dropped to the point that construction of an evaporation-transpiration field is now feasible. A pond closure plan was submitted and approved by the Nevada Division of Environmental Protection. Closure of the ponds by year end and covering the concrete foundation of the shop will complete reclamation at the Daisy Mine. Limited monitoring activities will be required subsequent to closure.

Picacho Mine, California

All reclamation and closure activities were completed during the first quarter of 2002. The lease was terminated and the property was returned to the owner on March 28, 2002.

HEDGING

As at September 30, 2002, the Company had no ounces hedged, and currently has no plans to engage in hedging activities. The Company is subject to changes in metals prices that can directly impact its profitability and cash flows. Because the markets in which the Company sells its products set prices outside of the Company’s control, in appropriate circumstances, it is possible to reduce the impact of negative price movements through hedging transactions. These hedging transactions utilize so-called “derivatives,” the value of which is “derived” from movements in the prices or rates associated with the underlying product. The Company’s hedging policies give management discretion to protect future cash flows by the use of forward contracts, spot deferred contracts, and options, in any combination, on up to 60% of planned production for up to five years.

CONTROLS AND PROCEDURES.

Within the 90 day period prior to the filing of this report, the Company carried out an evaluation, under the supervision of the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company’s disclosure controls and procedures pursuant to Rule 13a-15 of the United States Securities Exchange Act of 1934 (“Exchange Act”). Based upon that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

Subsequent to the date of their evaluation, there have been no significant changes in the Company’s internal controls or in other factors that could significantly affect these controls.

CERTIFICATIONS

I, C. Kevin McArthur, certify that:

1.	I have reviewed this quarterly report on Form 6-K of Glamis Gold Ltd.;

2.	Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3.	Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

	a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

	b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this quarterly report (the “Evaluation Date”); and

	c)	presented in this quarterly report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

	a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

	b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officer and I have indicated in this quarterly report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated: November 11, 2002	/s/ C. Kevin McArthur C. Kevin McArthur, President and Chief Executive Officer

I, Cheryl S. Maher, certify that:

1.	I have reviewed this quarterly report on Form 6-K of Glamis Gold Ltd.;

2.	Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3.	Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

	a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

	b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this quarterly report (the “Evaluation Date”); and

	c)	presented in this quarterly report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

	a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

	b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officer and I have indicated in this quarterly report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated: November 11, 2002	/s/ Cheryl S. Maher Cheryl S. Maher Vice President Finance and Chief Financial Officer

CERTIFICATIONS PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

     In connection with the quarterly report of Glamis Gold Ltd. (“Glamis”), a Canadian company and foreign private issuer under the multi-jurisdictional disclosure system, on Form 6-K for the period ended September 30, 2002, as furnished to the Securities and Exchange Commission on the date hereof (the “Report”), I, C. Kevin McArthur, Chief Executive Officer of Glamis, do hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: November 11, 2002	/s/ C. Kevin McArthur C. Kevin McArthur, Chief Executive Officer

     In connection with the quarterly report of Glamis Gold Ltd. (“Glamis”), a Canadian company and foreign private issuer under the multi-jurisdictional disclosure system, on Form 6-K for the period ended September 30, 2002, as furnished to the Securities and Exchange Commission on the date hereof (the “Report”), I, Cheryl S. Maher, Chief Financial Officer of Glamis, do hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: November 11, 2002	/s/ Cheryl S. Maher Cheryl S. Maher, Chief Financial Officer